May 2, 2025

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jee Yeon Ahn and Robert Klein

Re:	Origin Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024 Form 8-K filed April 23, 2025 File No. 001-38487
Ms. Ahn and Mr. Klein:

Origin Bancorp, Inc. (“Origin”) is providing the following response to the comment received by letter dated April 30, 2025, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing.
To assist with your review, we have repeated the text of the Staff's comment in italic type immediately preceding our response.
Form 8-K filed April 23, 2025
Exhibit 99.1
Non-GAAP Financial Measures (Unaudited), page 15

1. We note that your presentation of adjusted tangible common equity and adjusted tangible book value per common share represent individually tailored accounting measures given that the adjustment to exclude the impact of accumulated other comprehensive loss has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this measure from future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Origin acknowledges the Staff’s comment. Origin will remove the presentation of adjusted tangible common equity and adjusted tangible book value per common share from future filings in conformity with Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Please contact me at (318) 255-2222 with any questions or comments regarding this correspondence.

Very truly yours,

ORIGIN BANCORP, INC.

By:	/s/ William J. Wallace, IV
Name:	William J. Wallace, IV
Title:	Chief Financial Officer
cc: Kevin Strachan, Fenimore Kay Harrison LLP